Exhibit 99.1

Pinnacle Food Announces New Strategic Initiative to Expand its Smart Agriculture Innovation Platform

Vancouver, British Columbia – November 6, 2025 – Pinnacle Food Group Limited (“Pinnacle” or the “Company”) today announced a strategic initiative to establish a bioengineering and testing laboratory. The Company is exploring applied bioengineering initiatives to further expand its smart agriculture innovation platform into bioengineering applications, supporting its future growth.

To support the lab’s development, Pinnacle Food Inc., a wholly owned subsidiary of Pinnacle Food Group Limited, has entered into a consulting agreement with Bioboost Synbio Consulting Inc. (“Bioboost”), a leading British Columbia-based firm specializing in biotech lab setup and operational readiness. Under the agreement, Bioboost will provide end-to-end advisory services, including guidance on lab construction (aligned with regulatory standards for biosafety, chemical storage, and environmental compliance), equipment sourcing and installation, personnel recruitment, staff training, and post-construction operational audits.

“Today’s announcement reflects the Company’s commitment to evolving beyond traditional food industry boundaries and exploring potential applications of applied bioengineering that may support or enhance its smart agriculture innovation platform,” said Jiulong You, CEO of the Company. “We are pleased to partner with Bioboost, whose specialized expertise will help our lab meets the high standards of safety, efficiency and regulatory compliance.”

About Pinnacle Food Group Limited

Incorporated in Cayman Islands, Pinnacle Food Group Limited sells smart hydroponic growing systems and technical support services to individual households, community groups, and urban farms. We offer both tailored hardware solutions and data-driven support, allowing our users to optimize their smart farming productivity. For more information, please visit the Company’s website at https:// www.pinnaclefoodinc.com.

About Bioboost Synbio Consulting Inc. Bioboost Synbio Consulting Inc. is a leading provider of biotech lab setup and operational advisory services in British Columbia. Specializing in regulatory compliance, equipment sourcing, personnel development, and risk management, Bioboost supports clients in building high-standard, operationally ready biotech facilities.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not limited to historical facts, but reflect Pinnacle’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Pinnacle’s recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Pinnacle undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Pinnacle Food Group Limited Investor Contact:

Wencai Pan, CFA

Chief Financial Officer

604 727 7204

ir@pinnaclefoodinc.com